Exhibit (a)(29)
CONFIDENTIAL — FOR INTERNAL USE ONLY. To minimise the distribution list you have been blind copied.
Cadbury Board recommends significantly
raised Kraft offer
840p per share + 10p special dividend
This morning our Board recommended shareholders accept a revised offer from Kraft of 840p a share plus a 10p special dividend.
This decision was not taken lightly, but in the end the Board has a clear legal duty to secure value for shareholders. This offer is a 13% premium above Kraft’s last offer and 50% above our share price prior to Kraft’s approach. This significant increase is a reflection of the great performance we have delivered demonstrating the true value and potential of our business.
Kraft’s offer deadline for shareholder acceptances remains 2 February. If it succeeds Cadbury plc will become part of Kraft Foods on that date.
I can’t pretend that I don’t feel an immense personal sadness that Cadbury will no longer be a standalone confectionery company. But I also know that through this process Kraft — and the market — has seen the value of our iconic brands, our unique culture and our outstanding people, which is where the power and value of Cadbury lies. This will not change.
Clearly this news brings its own uncertainty. However as part of the agreement, Kraft has assured the Board that it will employ a ‘best of both’ principle to create opportunities for Cadbury colleagues. They have also assured Cadbury that existing employment rights, including pension rights, of all employees will be fully safeguarded. Naturally we will be working with them to help you manage this transition in the best possible way.
We have a lot to be proud of, and much to add to the new company. After all, successful companies need great people.
For my part, I’ve been blown away by the courage and commitment you have shown, and would like to thank you so much for all your efforts. We’ve been an unbelievable team. We fought a great fight — and whilst we didn’t win independence, we did prove once and for all that we are a world class business.
We know that you will have many questions following this news and we will continue to keep you updated. Some useful information is provided below. I’ve also recorded a personal message — just dial +44 121 261 0004 to hear it.
I know it may be difficult, but as ever, it’s important that you stay focused on delivering — not just for the team but for yourself.
Many, many thanks again.

Todd
Any questions?
Dial +44 121 261 0004 to hear Todd’s message.
Visit the intranet to see the latest questions and answers.
A translation of this note will follow shortly. If you have any questions please email global.colleague.communication@cadbury.com
Important Note
In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury Shares and Cadbury ADSs are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments at Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.